SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Clarification about recent news: the pre-salt area

Rio de Janeiro, July 28 2009 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, regarding the news published today by the Brazilian press titled “In the pre-salt, 32% of the wells drilled are economically viable,” whishes to clarify that the rate of success has been 100% in the drilling activity at the Santos Basin’s pre-salt region.

Petrobras also clarifies that the blue area in the map that is included in its corporate material and presented below, shows the location of the microbial carbonate reservoirs (Pre-Salt), which ranges throughout the Santos and Campos Basins, but does not correspond to a single oil field. In addition to the existence of the reservoir rock, the discovery of an oil field results from the simultaneous identification and presence of a series of geological factors, which define the position of the exploratory wells in a given sedimentary basin.

During the history of exploration in the Campos and Santos Basins, several wells have reached the mentioned carbonate reservoirs; however, they were not drilled under ideal geological situations and their specific purpose was not to seek discoveries in pre-salt reservoirs. As of 2006, when the pre-salt carbonate rocks were actually proven to be potential oil accumulation reservoirs, Petrobras drilled 11 wells in the central area of the Santos Basin with these reservoirs as their main objectives. All of these wells resulted in discoveries (a 100% success rate) and the Evaluation Plans of the blocks are currently under development, as approved by the ANP (National Petroleum Agency) and widely announced by the Company.

As divulged on Form-20F filed at SEC (Security Exchange Commission), through late 2008, a total of 30 wells were drilled in the pre-salt region, which ranges from the Campos to the Santos Basin, and a success rate of 87% has been attained in proving the presence of hydrocarbons.

Regarding the well 6-BG-6P-SPS, which is also known as Corcovado-1 and is located in Block BM-S-52, the Company reasserts the information announced by the operator (BG Group) and Petrobras on 04/08/2009, which reported the existence of evidence of hydrocarbons.

An announcement made today by BG Group states that the drilling of the second well has not been completed yet and that it cannot comment on the results as of yet. BM-S-52 is explored by the consortium formed by Petrobras (60%) and BG Group (40%, the operator during the exploratory phase).

Petrobras believes that the occurrence of dry wells is unlikely in this pre-salt area of the Santos Basin, outside of the oil industry’s normal standards. This belief is based on the extensive seismic data program undertaken by the company to date, and on the exploratory wells that have been drilled successfully.

Petrobras ratifies the information announced on October 01 and 15 2008, in which it clarifies that although the notification of evidence of hydrocarbons is a positive indication, it does not imply in a commercial oil or gas discovery. The commerciality can just be declared trough a commerciality statement approved by the ANP and thus far no statement has been sent to the ANP for the Santos and Campos Basins’ pre-salt area.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.